---------------------------------------------------
   FORM 5
__ Check this box if no      __ Form 3 Holdings
   longer subject to            Reported
   Section 16. Form 4
   or Form 5 obligations      X Form 4 Transactions
   may continue. See            Reported
   Instruction 1(b).
---------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940.

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   Estimated average burden
   hours per response....1.0
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
--------------------------------------------------- ------------------------------------------------------ -------------------------
1.  Name and Address of        2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to Issuer
    Rerporting Person*                                                                                (Check all applicable)
                                  Essex Property Trust, Inc. -- ESS         __ Director                      X 10% Owner(1)
                                                                            __ Officer (give title below)   __ Other (specify below)

Westbrook Real Estate Fund I, L.P.
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(Last)      (First)     (Middle)               3. IRS or Social        4. Statement for    7. Individual or Joint/Group Reporting
                                                  Security Number of      Month/Year                 (check applicable line)
                                                  Reporting Person                          X Form Filed by One Reporting Person
                                                  (Voluntary)             12/1998          __ Form Filed by More than One Reporting
                                                                                              Person
599 Lexington Avenue, Suite 3800
-------------------------------------------                            ------------------
                  (Street)                                             5. If Amendment,
                                                                          Date of Original
                                                                          (Month/Year)

New York       New York      10022
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(City)         (State)       (Zip)         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------ ------------- ----------------- ---------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Issuer's       (I)             (Instr. 4)
                             Year)                                                     Fiscal Year       (Instr. 4)
                                                                                       (Instr. 3
                                                                                        and 4)
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                                                         Amount (A) or (D)   Price
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Common Stock, par value   1/5/99       C4                100,000   A       $21.875                     I(2)             (1)(2)
$0.0001 per share
("Common Stock")
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                          1/5/99       S4                  7,800   D       $30.3125                    I(2)             (1)(2)
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                          1/5/99       S4                 21,100   D       $30.25                      I(2)             (1)(2)
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                          1/6/99       S4                 10,200   D       $30.25       60,900         I(2)             (1)(2)
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*  If the form is filed by more than one reporting person, See Instruction 4(b)(v).

FORM 5 (continued)                  Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                             (e.g., puts, calls, warrants, options, convertible securities)


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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          Lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)               at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Year         4)
                                                                                                  (Instr.
                                                                                                   4)
                                    --------------------------------------------------
                                              (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
                                   ---------------------------------------------------
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8.75%            $21.875  1/5/99   C4             87,500                   Common    100,000           1,512,500   D, I    (1)(2)
Convertible                                                                Stock
Preferred Stock,
Series 1996-A
("Preferred
Stock")
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Director Stock   $10.125 10/11/98  L(3)    2,500        10/11/99 10/11/00  Common      2,500                        I      (1)(3)
Option (right                                                              Stock
to purchase)
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Director Stock             7/97    J5(3)   2,500                           Common      2,500               5,000    I      (1)(3)
Option (right                                                              Stock
to purchase)
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Explanation of Responses:

(1)  Pursuant to Rule 13d-4  promulgated  under the  Securities  Exchange Act of 1934,  the reporting  person  disclaims  beneficial ownership of all securities  reported on this statement,  in excess of its  proportionate  interest in the Common Stock and the
     Preferred Stock.

(2)  Owned of record by affiliates of the reporting person and Westbrook Real Estate Co-Investment Partnership I, L.P., an affiliate of the reporting person.

(3)  The  reporting  person may be deemed to have a beneficial  interest in options  granted to Gregory J. Hartman  ("Hartman"),  as director of the issuer,  pursuant to an agreement among Hartman,  the reporting person and certain  affiliates of the reporting person.

                                                   WESTBROOK REAL ESTATE FUND I, L.P.

** Intentional misstatements or omissions of       By: /s/ Patrick K. Fox                                  February 14, 1999
   facts constitute Federal Criminal Violations        ----------------------------------------       ------------------------------
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).           Name:  Patrick K. Fox                                      Date
                                                       Title: Attorney-in-Fact

                                                   --------------------------------------------
                                                         ** Signature of Reporting Person


Note:    File three copies of this Form, one
         of which must be manually signed.
         If space provided is insufficient,
         see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form  are not required to respond unless the form displays a currently valid OMB number.